Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2012

•	Quarterly revenue hit a record high of $461.2 million in 3Q12, which was up by 9.3% from $421.8 million in 2Q12 and grew by 50.3% year over year.

•	Gross margin increased to 27.5% in 3Q12 compared to 24.1% in 2Q12, primarily due to continued improvements in manufacturing efficiency.

•	Net cash flow generated from operations was $119.0 million in 3Q12, compared to $109.4 million in 2Q12.

•	Income attributable to Semiconductor Manufacturing International Corporation increased to $12.0 million in 3Q12, compared to $7.1 million in 2Q12.

•	Diluted EPS was $0.02 per ADS.

Set out below is a copy of the full text of the press release by the Company on November 5, 2012, in relation to its unaudited results for the three months ended September 30, 2012.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Shanghai, China –November 5, 2012. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended September 30, 2012.

Fourth Quarter 2012 Guidance:

The following statements are forward looking statements which are based on current expectations and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Revenue is expected to be flat to up 2%.

•	Gross margin is expected to range from 18% to 20%.

•	Operating expenses excluding the effect of foreign exchange and government R&D grants are expected to range from $70 million to $74 million.

Dr. Tzu-Yin Chiu, SMIC’s Chief Executive Officer and Executive Director, commented, “SMIC has demonstrated another quarter of significant improvement. This management team came on board in the third quarter of 2011, and since then our capacity has grown 6% with 50% revenue growth. Our gross margin improved from 1.4% to 27.5%, and on the bottom-line we are back in the black. We are now three quarters through the year, and we anticipate that 2012 will mark a year of record-high revenue.

“In the past two quarters, we successfully achieved our short-term goal: to fully utilize our existing capacity and improve efficiency.

“Our medium-term goal of technology differentiation is on track. We’ve already seen the fruit of some initial results.

“And we are on track with our long-term objective, to continue advanced technology development to serve the expanding demand from the fast growing China market, while deepening our relationships with leading customers through quality and service.

“We anticipate flat to slight growth for the fourth quarter sequentially, as a result of our 65nm and 0.18 µm strength. I’d like to add that SMIC is in the right market and still benefiting from the rapid growth of the communications and consumer sectors in China. Because of SMIC’s weight in these sectors, we are less sensitive to PC weakness, and we are currently benefitting from good exposure to feature phones, smart phones and tablets.”

Conference Call / Webcast Announcement

Date: November 6, 2012
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

United States	1-718-354-1231	(Pass code: SMIC)
Hong Kong	852-2475-0994	(Pass code: SMIC)
China	86-80-0819-0121	(Pass code: SMIC)
Taiwan	886-2-2650-7825	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir—presentations.php, or at http://www.media-server.com/m/p/r2txwn4y

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (”fab”) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Fourth Quarter 2012 Guidance”, “the expectation that 2012 marking a year of record-high revenue”, and “staying on track to continue developing advanced technology to serve the increasing demands from China’s fast growing market”, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with the current global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on April 27, 2012, especially the consolidated financial statements, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary of Third Quarter 2012 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	3Q12	2Q12	QoQ	3Q11	YoY
Sales	461,168	421,826	9.3%	306,890	50.3%
Cost of sales	334,348	320,110	4.4%	302,667	10.5%
Gross profit	126,820	101,716	24.7%	4,223	2903.1%
Operating expenses	106,452	87,973	21.0%	79,987	33.1%
Income (loss) from operations	20,368	13,743	48.2%	(75,764)	—
Total other loss, net	(7,806)	(8,344)	-6.4%	(223)	3400.4%
Income tax benefit (expenses)	(1,112)	1,460	—	(12,470)	-91.1%
Net Income (loss) after income taxes	11,450	6,859	66.9%	(88,457)	—
Gain from equity method investments	784	441	77.8%	601	30.4%
Net income (loss)	12,234	7,300	67.6%	(87,856)	—
Accretion of interest to noncontrolling interest	(268)	(241)	11.2%	(217)	23.5%
Income (loss) attributable to Semiconductor Manufacturing International Corporation	11,966	7,059	69.5%	(88,073)	—
Gross margin	27.5%	24.1%	—	1.4%	—
Operating margin	4.4%	3.3%	—	-24.7%	—
Earnings (loss) per ordinary share (basic and diluted)(1)	0.00	0.00	—	(0.00)	—
Earnings (loss) per ADS (basic and diluted)	0.02	0.01	—	(0.16)	—
Wafers shipped (in 8” equivalent wafers)(2)	605,543	557,683	8.6%	406,715	48.9%
Capacity utilization(3)	92.0%	95.2%	—	61.0%	—

Note:

(1)	Based on weighted average ordinary shares of 31,983 million (basic) and 31,993 million (diluted) in 3Q12, 28,789million (basic) and 28,830 million (diluted) in 2Q12, and 27,459 million (basic) and 27,459 million (diluted) in 3Q11.

(2)	Including copper interconnects.

(3)	Based on total equivalent wafers out divided by estimated capacity.

•	Revenue increased to $461.2 million in 3Q12, up 9.3% QoQ from $421.8 million in 2Q12 due to a 8.6% QoQ increase in wafer shipments, mainly driven by increased customer demand for 65nm/55nm and 0.18 µm technology.

•	Cost of sales increased to $334.3 million in 3Q12, an increase of 4.4% QoQ from $320.1 million in 2Q12 due to an 8.6% QoQ increase in wafer shipments, partially offset by lower per unit wafer manufacturing cost.

•	Gross profit was $126.8 million in 3Q12, compared to a gross profit of $101.7 million in 2Q12 and a gross profit of $4.2 million in 3Q11.

•	Gross margin was 27.5% in 3Q12, up from 24.1% in 2Q12 primarily due to continued improvements in manufacturing efficiency.

•	Operating expenses increased to $106.5 million in 3Q12, an increase of 21.0% QoQ from $88.0 million in 2Q12, mainly due to less government R&D grants in 3Q12.

Analysis of Revenue

Revenue Analysis
By Application	3Q12	2Q12	3Q11
Computer	1.5%	2.6%	3.1%
Communications	46.7%	41.1%	41.7%
Consumer	43.1%	47.8%	45.8%
Others	8.7%	8.5%	9.4%
By Service Type	3Q12	2Q12	3Q11

Wafers(1)	94.9%	94.4%	93.8%
Mask making, testing, others	5.1%	5.6%	6.2%
By Customer Type	3Q12	2Q12	3Q11

Fabless semiconductor companies	86.8%	87.4%	82.2%
Integrated device manufacturers (IDM)	8.8%	9.4%	14.1%
System companies and others	4.4%	3.2%	3.7%
By Geography	3Q12	2Q12	3Q11

North America	55.2%	56.3%	55.7%
China(2)	35.3%	32.7%	30.7%
Eurasia(3)	9.5%	11.0%	13.6%
Wafer Revenue Analysis

By Technology (logic, memory & copper interconnect only)	3Q12	2Q12	3Q11

40/45nm	0.8%	0.2%	—
55/65nm	34.8%	32.8%	19.9%
90nm	9.4%	8.7%	10.0%
0.13 µm	11.8%	15.5%	20.8%
0.15/0.18 µm	37.5%	36.5%	37.5%
0.25/0.35 µm	5.7%	6.3%	11.8%

Note:
(1) Including 0.13 μm copper interconnects
(2) Including Hong Kong, but excluding Taiwan
(3) Excluding China

Capacity*

Fab / (Wafer Size)	3Q12	2Q12
Shanghai Mega Fab (8”)	90,000	84,600
Beijing Mega Fab (12”)	78,750	76,500
Tianjin Fab (8”)	37,000	37,000
Total monthly wafer fabrication capacity	205,750	198,100

Note:
* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes

•	Capacity increased to 205,750 8-inch equivalent wafers in 3Q12 from 198,100 8-inch equivalent wafers in 2Q12, primarily due to an increase in 65nm capacity at the Beijing Mega Fab and an increase in 0.18 µm capacity at the Shanghai Mega Fab.

Shipment and Utilization

8” equivalent wafers	3Q12	2Q12	QoQ	3Q11	YoY
Wafer shipments including copper interconnects	605,543	557,683	8.6%	406,715	48.9%
Utilization rate(1)	92.0%	95.2%	—	61.0%	—

Note:
(1)	Based on total equivalent wafers out divided by estimated capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	3Q12	2Q12	QoQ	3Q11	YoY
Cost of sales	334,348	320,110	4.4%	302,667	10.5%
Depreciation	93,258	91,184	2.3%	103,375	-9.8%
Other manufacturing costs	240,621	228,344	5.4%	199,007	20.9%
Share-based compensation	469	582	-19.4%	285	64.6%
Gross profit	126,820	101,716	24.7%	4,223	2903.1%
Gross margin	27.5%	24.1%	—	1.4%	—

•	Cost of sales increased to $334.3 million in 3Q12, an increase of 4.4% QoQ from $320.1 million in 2Q12, mainly due to an 8.6% QoQ increase in wafer shipments, partially offset by lower per unit wafer manufacturing costs.

•	Gross profit was $126.8 million in 3Q12, compared to a gross profit of $101.7 million in 2Q12 and gross profit of $4.2 million in 3Q11.

•	Gross margin was 27.5% in 3Q12, up from 24.1% in 2Q12, primarily due to continued improvements in manufacturing efficiency.

Operating Expense (Income) Analysis

Amounts in US$ thousands	3Q12	2Q12	QoQ	3Q11	YoY
Total operating expenses	106,452	87,973	21.0%	79,987	33.1%
Research and development	72,945	51,020	43.0%	51,479	41.7%
General and administrative	24,857	29,094	-14.6%	21,903	13.5%
Selling and marketing	8,178	7,786	5.0%	7,398	10.5%
Other operating expense (income)	472	73	546.6%	(793)	—

•	R&D expenses increased to $72.9 million in 3Q12, up 43.0% QoQ from $51.0 million in 2Q12, mainly due to less government R&D grants in 3Q12.

•	As of September 30, 2012, we had not commenced mass production of 45/40nm technologies; therefore, all expenses incurred by the Shanghai 12” Fab were included in R&D expense in 3Q12.

Total Other Loss, Net

Amounts in US$ thousands	3Q12	2Q12	QoQ	3Q11	YoY
Total other loss, net	(7,806)	(8,344)	(6.4)%	(223)	3400.4%
Interest income	1,087	1,828	(40.5)%	1,039	4.6%
Interest expense	(10,835)	(9,889)	9.6%	(5,106)	112.2%
Foreign currency exchange gain (loss)	1,405	(2,337)	-	2,977	-52.8%
Other, net	537	2,054	(73.9)%	867	-38.1%

•	Interest expense increased to $10.8 million in 3Q12, up 9.6% QoQ from $9.9 million in 2Q12, mainly due to less interest being capitalized in connection with construction in progress in 3Q12.

Depreciation and Amortization

•	Depreciation and amortization in 3Q12 was $142.8 million compared to $140.4 million in 2Q12.

Liquidity

Amounts in US$ thousands	3Q12	2Q12
Cash and cash equivalents	231,785	290,694
Restricted cash	244,151	224,137
Accounts receivable	289,117	264,115
Inventories	262,242	240,082
Others	105,873	95,239
Total current assets	1,133,168	1,114,267
Accounts payable	343,810	328,920
Short-term borrowings	410,870	480,457
Current portion of long-term debt	249,404	148,604
Others	193,089	175,363
Total current liabilities	1,197,173	1,133,344
Cash Ratio	0.2x	0.3x
Quick Ratio	0.7x	0.8x
Current Ratio	0.9x	1.0x

•	Cash and cash equivalents decreased to $231.8 million in 3Q12 from $290.7 million in 2Q12, primary due to the repayment of short-term borrowings.

Capital Structure

Amounts in US$ thousands	3Q12	2Q12
Cash and cash equivalents	231,785	290,694
Restricted cash	244,151	224,137
Current portion of promissory notes	29,582	29,375
Non-current portion of promissory notes	14,482	14,380
Short-term borrowings	410,870	480,457
Current portion of long-term debt	249,404	148,604
Long-term debt	401,000	480,617
Total debt	1,061,274	1,109,678
Equity(1)	2,228,166	2,214,120
Total debt to equity ratio(2)	47.6%	50.1%

Note:

(1)	Including portion of noncontrolling interest.

(2)	Total debt divided by equity, total debt including short-term borrowings, current portion of long-term debt and long-term debt.

Cash Flow

Amounts in US$ thousands	3Q12	2Q12
Net cash provided by operating activities	119,023	109,425
Net cash used in investing activities	(128,349)	(126,293)
Net cash provided by (used in) financing activities	(49,712)	6,999
Effect of exchange rate changes	129	(78)
Net change in cash	(58,909)	(9,947)

Capex Summary
■	Capital expenditures for 3Q12 were $130.3 million.

Recent Highlights and Announcements

• SMIC Unveils 0.13 µm-1.2V Low-Power Embedded EEPROM Platform (2012-09-19)
• SMIC’s 2012 Technology Symposiums Kick Off in Shanghai (2012-09-14)
• Grant of Options (2012-09-12)
• Circulars — Letter and Reply Form to New Registered Shareholder — Election of Means of Receipt and Language of Corporate Communication (2012-09-06)
• Circulars — Notification Letter and Change Request Form to Registered Holders (2012-09-06)
• Circulars — Notification Letter and Request Form to Non-registered Holders (2012-09-06)
• Announcement of Unaudited Interim Results for the Six Months Ended June 30, 2012 (2012-08-30)
• SMIC Interim Results: Double-Digit Growth in First Two Quarters (2012-08-30)
• Change of Company Secretary and Authorised Representative (2012-08-27)
• Notification of Board Meeting (2012-08-17)
• SMIC Reports Results for the Three Months Ended June 30, 2012 (2012-08-08)
• SMIC Raises Second Quarter 2012 Revenue and Gross Margin Guidance (2012-07-23)
• Notification of Board Meeting (2012-07-13)
• Appointment of Chief Financial Officer (2012-07-09)

Please visit SMIC’s website at http://www.smics.com/eng/press/press_releases.php and
http://www.smics.com/eng/investors/ir_filings.php
for further details regarding the recent announcements.

For the three months ended
	September 30, 2012	June 30, 2012
	(Unaudited)	(Unaudited)
Sales	461,168	421,826
Cost of sales	334,348	320,110
Gross profit	126,820	101,716

Operating expenses:
Research and development	72,945	51,020
General and administrative	24,857	29,094
Selling and marketing	8,178	7,786
Other operating expense	472	73
Total operating expenses, net	106,452	87,973

Income from operations	20,368	13,743
Total other loss, net	(7,806)	(8,344)
Income before income tax and equity investment	12,562	5,399

Income tax (expense) benefit	(1,112)	1,460
Gain from equity method investments	784	441
Net income	12,234	7,300

Accretion of interest to noncontrolling interest	(268)	(241)
Income attributable to Semiconductor Manufacturing International Corporation	11,966	7,059

Net income	12,234	7,300

Other comprehensive income (loss):
Foreign currency translation adjustment	259	(230)

Comprehensive income	12,493	7,070

Comprehensive income attributable to noncontrolling interest	(268)	(241)

Comprehensive Income attributable to Semiconductor Manufacturing International Corporation	12,225	6,829

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic and diluted	0.00	0.00
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders, basic and diluted	0.02	0.01
Shares used in calculating basic earnings per share	31,983,237,987	28,789,085,681
Shares used in calculating diluted earnings per share	31,993,047,951	28,829,555,477

As of
	September 30, 2012		June 30, 2012
	(Unaudited)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	231,785		290,694
Restricted cash	244,151		224,137
Accounts receivable, net of allowances of $45,099 and $45,738 at September 30, 2012 and June 30, 2012, respectively	289,117		264,115
Inventories	262,242		240,082
Prepaid expense and other current assets	105,873		95,239
Total current assets	1,133,168		1,114,267

Prepaid land use rights	75,854		76,461
Plant and equipment, net	2,434,508		2,444,895
Acquired intangible assets, net	231,455		234,912
Other long-term assets	103,809		104,301
TOTAL ASSETS	3,978,794		3,974,836

LIABILITIES, NONCONTROLLING INTEREST AND EQUITY
Current liabilities:
Accounts payable	343,810		328,920
Accrued expenses and other current liabilities	163,507		145,988
Short-term borrowings	410,870		480,457
Current portion of promissory notes	29,582		29,375
Current portion of long-term debt	249,404		148,604
Total current liabilities	1,197,173		1,133,344

Long-term liabilities:
Promissory notes	14,482		14,380
Long-term debt	401,000		480,617
Other long-term liabilities	134,091		128,808
Total long-term liabilities	549,573		623,805

Total liabilities	1,746,746	¡¡	1,757,149

Noncontrolling interest	4,972		4,704
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 31,986,671,530 and 31,975,662,740 shares issued and outstanding at September 30, 2012 and June 30, 2012 , respectively	12,795		12,791
Additional paid-in capital	4,244,895		4,243,032
Accumulated other comprehensive loss	3,918		3,659
Accumulated deficit	(2,034,532)		(2,046,499)
Total equity	2,227,076		2,212,983

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND EQUITY	3,978,794		3,974,836

	For the three months ended
	September 30, 2012	June 30, 2012
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Net income	12,234	7,300
Depreciation and amortization	142,833	140,386
Gain from equity investments	(784)	(441)
Changes in working capital and others	(35,260)	(37,820)

Net cash provided by operating activities	119,023	109,425

Cash flow from Investing activities:
Acquisitions of:
Property, plant and equipment	(117,369)	(82,054)
Intangible assets	(13,244)	(15,878)
Changes in short-term investments	(1,269)	78
Changes in restricted cash relating to investing activities	2,751	(28,709)
Others	782	270

Net cash used in investing activities	(128,349)	(126,293)

Financing activities:
Proceeds from short-term borrowings	136,202	193,813
Repayment of short-tem borrowings	(205,789)	(180,425)
Proceeds from long-term debt	36,000	120,035
Repayment of long-term debt	(14,817)	(109,727)
Repayment of promissory notes	-	(15,000)
Others	(1,308)	(1,697)

Net cash provided by (used in) financing activities	(49,712)	6,999

Effect of exchange rate changes	129	(78)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(58,909)	(9,947)
CASH AND CASH EQUIVALENTS, beginning of period	290,694	300,641
CASH AND CASH EQUIVALENTS, end of period	231,785	290,694

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang, Lawrence Juen-Yee Lau (Datong Chen as his Alternate) and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Frank Meng and Lip-Bu Tan as Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
November 5, 2012

• For identification only